SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs its shareholders and the market in general that the Board of Directors of Eletrobras, at the meeting held on December 21, 2018, approved the new Business and Management Master Plan for the period from 2019 to 2023 (“PDNG 2019-2023”).

Corporate Identity

Mission: Acting in the energy markets in an integrated, profitable and sustainable way;

Vision for 2030: To be among the 3 largest global clean energy companies and among the 10 largest in the world in electricity, with profitability comparable to the best in the industry and being recognized by all its stakeholders;

Values: Ethics and transparency, focus on results; appreciation and commitment of the people;

entrepreneurship and innovation and sustainability.

Eletrobras Business and Management Master Plan - PDNG 2019-2023

The Eletrobras Business and Management Plan for the five-year period 2019-2023 ("PDNG 2019- 2023") is the result of an ongoing process of updating based on the PDNG 2018-2022, considering the Strategic Plan 2015-2030 ("PE 2015-2030"); analysis of current and probable scenarios; and diagnosis of the business context.

Like the PDNG 2018-2022, in order to face the challenges that still persist for the next five years, the process for the preparation of the PDNG 2019-2023 promoted adjustments in the Strategic Guidelines in a manner aligned with Eletrobras' Corporate Identity - Mission, Vision and Values:

The Strategic Guidelines (D.E.) are deployed in the following Strategic Goals (O.E.):

D.E.1: Profitable growth - To grow in a sustainable way, guaranteeing the Company's profitability and value

O.E.1: Increase profitability in electric energy businesses; and

O.E.2: To expand the businesses of Generation and Transmission in a sustainable way

D.E.2: Sustainable Performance - To be recognized as a company of generation and transmission of social, environmental and financially responsible energy

O.E.1: Acting as agent for sustainable development in its chain of relationships; and

O.E.2: Optimizing the level of indebtedness reaching international standards

D.E.3: Operational Excellence - Seek operational excellence across the value chain

O.E.1: Promote continuous improvement in the management of processes, projects and decisions support systems; and

O.E.2: To adapt the structure of operational and corporate costs of Eletrobras Companies.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

D.E.4: Governance and Business Integrity Enhancement - Strengthen internal controls and corporate governance, ensuring the corporate integrity

O.E.1: Improve corporate governance through benchmarking, based on best market practices;

O.E.2: Improve internal controls and risk management by promoting transparency and reliability; and

O.E.3: Strengthening Eletrobras business integrity.

D.E.5: Valuing People - Develop and strengthen technical and technological skills, valuing employees and fostering the culture of results

O.E.1: Encourage high performance culture, knowledge management and recognition;

O.E.2: Develop R&D+I, projects, applying new technologies to the Company's processes, focusing on value aggregation; and

O.E.3: Promote safety and well-being to company employees.

The following figure shows the results achieved and the projections for 2019 of the main challenges to be overcome through projects developed in each of the Strategic Guidelines in the "Challenge 23 Plan: Sustainable Excellence”

The Business and Management Master Plan (PDNG) has a set of Initiatives that will allow the achievement of these goals, as follows:

1st Strategic Guideline: Profitable Growth

We highlight the following associated initiatives:

1st Initiative: Regulatory Strategy for Generation, Transmission and Distribution

Consolidate legal and regulatory actions with the Stakeholders aiming to increase revenue for the Company through projects such as:

✓  Receipt of indemnification for the generation of renewed concessions pursuant to Law 12,783/2013;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

✓  WACC Revision of Generation and Transmission;

✓  Transmission Tariff Review;

✓  Receipt of the controversial portion of RBSE - Basic Network of the Existing Transmission System ("RBSE"), under judicial dispute; and

✓  Reimbursement of amounts not yet recognized as economic and financial neutrality, by the management of the Distribution Companies, in the period of designation provided for in article 9, paragraph 3 of Law 12,783/2017, affecting Eletrobras.

2nd Initiative: Exit of plants of quota regime

Study alternatives and actions in the legal, regulatory and legislative framework to enable the quota regime to be withdrawn from the plants/projects controlled by the Eletrobras Companies, extended under the provisions of the Law 12,783/2013, as well as propose alternatives for the plants/projects whose ending of the concession is close, aiming, in both cases, to increase generation revenues and to recover investment capacity.

3rd Iniciative: Angra 3 Nuclear Power Plant Project

International public call to select a global investor with technical, financial and management capacity to enable the conclusion of the enterprise.

2nd Strategic Guideline: Sustainable Development We highlight the following initiative:

1st Initiative: Sale of assets and interests

Complete, until the end of 2019, the divestment program, begun in 2018, of assets and shareholdings that are not considered strategic for Eletrobras. In addition, Special Purpose Companies will be incorporated in which Eletrobras Companies hold majority interests and those that do not present financial economic viability will be closed.

3rd Strategic Guideline: Operational Excellence We highlight the following associated initiatives:

1st Initiative: Corporate Synergy of Regional Subsidiaries

Seek the operational, economic-financial and corporate synergy between the companies through the projects:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

✓  Corporate restructuring of the subsidiaries Eletrosul and CGTEE

✓  Corporate restructuring of subsidiaries Eletronorte and Amazonas Generation and Transmission

✓  Consolidation of the Shared Service Center (CSC)

2nd Initiative: Reduction of Personnel Costs

Reduction of personnel expenses through the following projects:

✓  Consensus Dismissal Plan (PDC), for the dismissal of 2,187 employees, with an estimated savings of R$ 574 million/year, at a cost of approximately R$ 731 million;

✓  Reduction of Costs with Extra Hours, Hazards and Warning;

✓  Negotiation of a new Collective Labor Agreement aimed at aligning it with the new Labor Law and CGPAR Resolutions, stimulating productivity and meritocracy.

3rd Initiative: Cost Reduction with Materials and Third Party Services

Reduce expenses with the purchase of materials and third-party service contracts, through the following projects:

✓  Implementation of Joint Purchase in the companies;

✓  Implementation of the Zero Base Budget (OBZ).

4th Strategic Guideline: Enhancing Governance and Business Integrity We highlight the following associated initiatives:

1st Initiative: Continuous Improvement of the Internal Control Environment, through the implementation of Process Control

Implementation of the Process Control system, in conjunction with the optimization of controls, with a view to facilitating and streamlining the process of updating and validating the Matrix of Objectives and Controls (MOCs) and narratives, as well as monitoring the evidence for future tests and external auditor).

2nd Initiative: Consolidation of the Program 5 Dimensions

The Eletrobras Integrity Program of 5 dimensions was implemented in all Eletrobras Companies, in order to comply with international corporate governance standards.

The second phase, proposed by the new PDNG 2019-2023, aims to finalize the structure of the Program, with approval of policies, procedures and guides formally documenting the integrity mechanisms of Eletrobras Companies and the operationalization of these mechanisms in a systematic way.

5th Strategic Guideline: Valuation of People We highlight the following associated initiatives:

1st Initiative: Organizational Culture Transformation

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Diagnose and create plan and action to guide the evolution of the current culture to a culture of high performance. Considering for this, the review of Human Resources policies and processes, aiming at the construction of new models of performance management, training and development, recognition, promotion and remuneration, keeping close association with the business strategy and values of Eletrobras Companies.

Through this initiative, we seek to increase productivity and continuous improvement of business results, in addition to employee satisfaction and commitment.

2nd Initiative: Occupational Health and Safety Program

To consolidate a program of actions directed at the prevention of occupational diseases and work accidents at Eletrobras companies, considering employees and outsourced workers, in order to reduce accident rates and reduce medical licenses.

There are others initiatives to be followed by management in relation to PDNG 2019-2023, which are not being disclosed due to their strategic peculiarities for the Company.

Investments

The PDNG 2019-2023 foresees investments in the five-year period, totaling R$ 30.2 billion, according to the table below, of which R$ 12 billion related to the investments of the Angra 3 Nuclear Plant project in said five-year period; to be carried out by the subsidiary Eletronuclear, according to the business plan to be approved.

						BRL thousands
Detailing	2019	2020	2021	2022	2023	2019-2023
Corporate Investments	4,681,899	5,356,840	6,291,659	5,925,995	5,989,732	28,246,124
Generation	2,164,247	2,930,751	3,963,033	3,948,992	3,975,573	16,982,596
Transmission	2,146,411	2,070,356	1,989,550	1,643,824	1,702,226	9,552,367
Infrastructure and other	371,240	355,733	339,076	333,179	311,932	1,711,161
Investments in SPEs	993,255	390,363	101,580	237,375	207,175	1,929,747
Generation	583,904	55,840	61,580	67,375	94,325	863,023
Transmission	409,351	334,523	40,000	170,000	112,850	1,066,724
Total investments	5,675,154	5,747,203	6,393,239	6,163,370	6,196,907	30,175,872

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Disclaimer

In view of the foregoing, this Relevant Fact is targeted at showing the strategies and efforts to be accomplished by Eletrobras to shareholders and general market, aiming to achieve the goals of its PDNG 2018-2022. However, it should be noted that the Relevant Fact has certain estimates. Such estimates do not stand as statements of facts happening in the past or to be performed in the future, but they do reflect beliefs and expectations of our management and may stand as uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words “believes”, “might”, “may”, “estimates”, “continues”, “foresees”, “intends”, “hopes,” “potential” and similar words are targeted at spotting estimates that necessarily imply risks and uncertainties, regardless of current awareness on them. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, our level of indebtedness, the possibility of receiving payments connected to our receivables, changes in our rainfall and water levels in the reservoirs used to operate our hydro power plants, our plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in the Reference Form, Forms 20-F’s and other documents registered before the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission of the United States.

Thus, the estimates and forecasts which may be stated in this document solely refer to the date on which they were stated, and thus we do not undertake any obligation accomplishing or updating such estimates, financial metrics or forecasts as a result of new information or future events, and, to that regard, it should be noted that Eletrobras has not changed its policy of disclosure, and continues not disclosing forecasts for the purpose of CVM Normative Instructions No. 480 and 358. The future results of operations and efforts of Companies may be different from the current forecasts, and investor should not rely solely in the information hereunder.

Rio de Janeiro, December 27, 2018 Armando Casado de Araújo

Chief Financial and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.